                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                      ___________________________________

                                   FORM 11-K

                                 ANNUAL REPORT

                      ___________________________________


   (Mark One)

         (xx)    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                                       OR

         (  )    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                      ___________________________________


                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                      ___________________________________


                SMITH INTERNATIONAL, INC. 401(K) RETIREMENT PLAN

                    (Full title of the plan and the address,
               if different from that of the issuer named below)

                      ___________________________________

                           SMITH INTERNATIONAL, INC.
                               16740 Hardy Street
                                P. O. Box 60068
                           Houston, Texas  77205-0068

                       (Name and Address of issuer of the
                     Securities held Pursuant to the Plan)

                            ARTHUR ANDERSEN & CO. (LOGO)







               SMITH INTERNATIONAL, INC. 401(K) RETIREMENT PLAN

                             FINANCIAL STATEMENTS

                           AS OF DECEMBER 31, 1993


                        TOGETHER WITH AUDITOR'S REPORT

                         ARTHUR ANDERSEN & CO. (LOGO)





                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Administrative Committee of
Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Smith International, Inc. 401(k) Retirement Plan (the Plan) as of December 31, 1993 and 1992, and the related statement of changes in net assets available for benefits for the year ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in its net assets available for benefits for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ARTHUR ANDERSEN & CO.

Houston, Texas
June 27, 1994

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                           DECEMBER 31, 1993 AND 1992





                  ASSETS
                  ------                                             1993                1992
                                                                  -----------         -----------
INVESTMENTS, at market value:

          Registered investment company shares                    $31,409,732         $26,663,247
          Smith International, Inc. common stock                    4,274,477           4,930,478
            Loans Receivable from Participants                      3,406,960           3,149,019
                                                                  -----------         -----------
                                                                   39,091,169          34,742,744

CASH                                                                   81,763               1,716

CONTRIBUTIONS RECEIVABLE:
     Employee                                                          21,649             418,698
     Employer                                                         897,066             235,081
RECEIVABLES - OTHER                                                    27,109              93,790
                                                                  -----------         -----------
TOTAL ASSETS                                                      $40,118,756         $35,492,029
                                                                  ===========         ===========

                  LIABILITIES
                  -----------

PAYABLES - INVESTMENT PURCHASES                                        61,025                   -
                                                                  -----------         -----------
NET ASSETS AVAILABLE FOR BENEFITS                                 $40,057,731         $35,492,029
                                                                  ===========         ===========


        The accompanying notes are an integral part of these statements.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993





                                                               1993
                                                           -----------
NET ASSETS AVAILABLE FOR BENEFITS, at beginning of year    $35,492,029
                                                           -----------
ADDITIONS:
     Investment income:
          Interest                                             688,044
          Dividends                                            990,920
     Net realized gain on investments                          988,154
     Net unrealized appreciation of investments              1,257,552
     Contributions:
          Employee                                           3,049,369
          Employer                                           2,391,980
                                                           -----------
                                                             9,366,019
                                                           -----------
DEDUCTIONS:
     Withdrawals                                             4,800,317
                                                           -----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS            4,565,702
                                                           -----------
NET ASSETS AVAILABLE FOR BENEFITS, at end of year          $40,057,731
                                                           ===========


         The accompanying notes are an integral part of this statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992


1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS AND ACCOUNTING POLICIES

The Smith International, Inc. 401(k) Retirement Plan (the Plan) allows participants to contribute from 1 percent to 12 percent of their compensation to the Plan on a pretax basis. Prior to July 1, 1983, participants' contributions were taxed prior to being contributed to the Plan. Smith International, Inc. (the Company) contributes to the account of each participant in the Plan between 2 and 6 percent of each participants' compensation based upon the age of the participant. The Company may, in its discretion, also contribute for a Plan Year a Company Matching Contribution with respect to each Member who is in the employ of the Company on the last day of such Plan Year. The Company's Board of Directors shall determine whether a Company Matching Contribution shall be made for a Plan Year, the matching percentage, and the percentage of a Member's Compensation upon which the match shall be based. A matching contribution of $1,191,000 was recorded in 1993 by the Company. No matching contribution was due in 1992 or 1991 as the company did not meet the defined level of income during these years. Additional key features of the Plan are summarized below:

    a.   Plan Administrator and Trustee

    The Company is the plan administrator of the Plan as defined under the Employee Retirement Income Security Act of 1974. Vanguard Fiduciary Trust Company is the trustee of all investments held by the Plan.

    b.   Eligibility

    Persons employed by the Company within the United States, citizens of the United States employed abroad who are not covered by a collective bargaining agreement, and employees covered by a collective bargaining agreement which provides for participation in the Plan are eligible to participate. Participation may commence at the beginning of the month following an employee's joining the Company.

    c.   Vesting

    Participants are fully vested in their contributions and related earnings/losses and vest in Company contributions and related earnings/losses at the rate of 20 percent for each year of service. Upon death, judicial declaration of incompetence, or normal or disability retirement, participants become fully vested in Company contributions and related earnings/losses and all vested balances are distributed.

    d.   Compensation

    Compensation, as defined in the Plan, includes all cash compensation paid by the Company to participants excluding payments made in connection with termination of employment, any compensation deferred under the Company's management incentive plan, and cost-of-living and any other extraordinary payments made to expatriates.

    e.   Investment Programs

    Participants have the option of investing their contributions and the Company's matching contributions in any of the following Vanguard Funds and/or the Company's common stock and warrants:

         Vanguard Money Market Fund

         Investments are made in high-quality money market instruments which mature in one year or less, including negotiable certificates of deposit, banker's acceptances issued by major U.S. banks, commercial paper, and short-term corporate obligations with the objective of preservation of capital.

         Vanguard PRIMECAP Fund

         Investments are made principally in a portfolio of common stocks with the objective of long-term growth of capital.

         Vanguard Wellington Fund

         Investments are made in a combination of common stocks and fixed income securities with the objective of high income yield.

         Vanguard International Growth Fund - (formerly Vanguard World Fund)

         Investments are made in common stocks of companies based outside of the United States with the objective of long-term capital growth.

         Smith Stock Fund

         Investments are in the common stock of the Company purchased on the open market.

         Smith Warrant Fund (eliminated in 1991)

         Investments were held in the Company's common stock warrants which were received by the participant accounts which held common stock of the Company at December 4, 1988. This fund was closed to additional investments and during 1991, the Company implemented a Warrant Reduction program which temporarily reduced the exercise price of all warrants in the fund. Consequently, all of the outstanding warrants held in the fund were exercised in 1991.

         Vanguard Windsor Fund

         Investments are made in a portfolio of common stocks with the objective of long-term growth of capital and income.

         Vanguard Bond Fund

         Investments are made in a portfolio of bonds with the objective of obtaining a high level of income while preserving capital.

         Vanguard Index Fund

         Investments are made in a portfolio of publicly-traded stocks with the objective of providing the price and yield performance represented by the Standard and Poor's 500 Composite Stock Price Index.


    Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds at any time. (See Note 4 for Net Assets by Fund)

    f.   Asset Valuation

    The assets of the Plan are recorded at cost in the participants' accounts and converted to market value for financial statement presentation. Pursuant to DOL regulations, the realized gain or loss on the sale of the Plan assets, and unrealized appreciation or depreciation of the Plan assets are based on the value of those assets at the beginning of the Plan year or at the time of purchase, if acquired during the current year.

    g.   Administrative Expenses

    The Plan is responsible for its administrative expenses. However, in 1993, 1992 and 1991, the Company elected to pay all administrative expenses. In the future, the Company may elect to discontinue paying such expenses.

    h.   Priorities Upon Plan Termination

    The Company intends for the Plan to be permanent; however, in the event of permanent discontinuance of contributions or termination of the Plan, the total balances of all participants shall become fully vested.

    i.   Loans

    The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholding over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended repayment period.

    j.   Withdrawals and Forfeitures

    Participants can withdraw their pre-July 1, 1983 contributions (see Note 1) in cash without being suspended from making additional contributions to the Plan.

    Upon termination of employment with the Company, participants' vested balances are distributed. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. Forfeited amounts are used to reduce future Company contributions. Net assets available for benefits as of December 31, 1993 and 1992, includes forfeited amounts of $352,774 and $283,121, respectively. Total forfeitures amounted to $58,933 in 1993, $326,639 in 1992, and $142,849 in 1991.


2.  TAX STATUS

The Plan obtained its latest determination letter on July 25, 1991, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the plan continues to be qualified and the related trust continues to be tax exempt.

3.  PARTIAL TERMINATION

On March 29, 1993, the Company sold its Directional Drilling Services business to Halliburton Company. As a result of the sale, a significant number of employees who were participants in the plan were no longer employed by the Company. This significant decrease in participants was considered a partial termination, as defined, accordingly, these terminated participants became 100% vested in their respective share of Company contributions and related earnings.

4.  NET ASSETS BY FUND

The net assets available for benefits by Fund as of December 31, 1993 and 1992, and changes in net assets available for benefits by fund for the year ended December 31, 1993 are reported on pages 6 through 8.

                   NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                               DECEMBER 31, 1993

                                               Money                                              International          Smith
                                               Market            PRIMECAP         Wellington          Growth             Stock
                                               Fund                Fund              Fund              Fund              Fund
                                            -----------         ----------        ----------      -------------       ----------
                 ASSETS
                 ------
INVESTMENTS, at market value,
    (cost of $34,132,661):
     Registered investment company
          shares                            $11,786,201         $3,471,330        $9,035,633        $1,851,949                 -
     Smith International, Inc.
          common stock                                -                  -                 -                 -         4,274,477
     Loans Receivable
           from Participants                          -                  -                 -                 -                 -
                                            -----------         ----------        ----------        ----------        ----------
                                             11,786,201          3,471,330         9,035,633         1,851,949         4,274,477

CASH                                                  -                  -                 -                 -            81,763

CONTRIBUTIONS RECEIVABLE:
     Employee                                     6,872              2,066             6,591             1,184             1,373
     Employer                                   117,001            129,930           276,592            50,033           135,969

RECEIVABLES - OTHER                               9,108              2,771             7,620             1,136             1,858


TOTAL ASSETS                                $11,919,182         $3,606,097        $9,326,436        $1,904,302        $4,495,440
                                            -----------         ----------        ----------        ----------        ----------
    LIABILITIES
    PAYABLES - INVESTMENT PURCHASES                   -                  -                 -                 -            61,025
                                            -----------         ----------        ----------        ----------        ----------
NET ASSETS AVAILABLE FOR BENEFITS           $11,919,182         $3,606,097        $9,326,436        $1,904,302        $4,434,415
                                            ===========         ==========        ==========        ==========        ==========


                                              Windsor             Bond            Index              Loan
                                               Fund               Fund             Fund              Fund             Total
                                            ----------          --------        ----------        ----------       -----------
                 ASSETS
                 ------
INVESTMENTS, at market value,
    (cost of $34,132,661):
     Registered investment company
          shares                            $3,560,721          $731,889          $972,009                 -       $31,409,732
     Smith International, Inc.
          common stock                               -                 -                 -                 -         4,274,477
     Loans Receivable
           from Participants                         -                 -                 -         3,406,960         3,406,960
                                            ----------          --------        ----------        ----------       -----------
                                             3,560,721           731,889           972,009         3,406,960        39,091,169

CASH                                                 -                 -                 -                 -            81,763

CONTRIBUTIONS RECEIVABLE:
     Employee                                    2,275               452               836                 -            21,649
     Employer                                  115,661            23,595            48,285                 -           897,066

RECEIVABLES - OTHER                              3,294               552               770                 -            27,109


TOTAL ASSETS                                $3,681,951          $756,488        $1,021,900        $3,406,960       $40,118,756
                                            ----------          --------        ----------        ----------       -----------
    LIABILITIES
    PAYABLES - INVESTMENT PURCHASES                  -                 -                 -                 -            61,025
                                            ----------          --------        ----------        ----------       -----------
NET ASSETS AVAILABLE FOR BENEFITS           $3,681,951          $756,488        $1,021,900        $3,406,960       $40,057,731
                                            ==========          ========        ==========        ==========       ===========

                   NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                               DECEMBER 31, 1992

                                           Money                                              International         Smith
                                           Market            PRIMECAP         Wellington          Growth            Stock
                                            Fund               Fund              Fund              Fund              Fund
                                         -----------        ----------        ----------      -------------       ----------
               ASSETS
               ------
INVESTMENTS, at market value,
    (cost of $31,456,863):
     Registered investment company
          shares                         $12,023,508        $2,581,855        $7,381,159        $1,154,869                 -
     Smith International, Inc.
          common stock                             -                 -                 -                 -         4,930,478
     Loans Receivable
          from Participants                        -                 -                 -                 -                 -
                                         -----------        ----------        ----------        ----------        ----------
                                          12,023,508         2,581,855         7,381,159         1,154,869         4,930,478

CASH                                               -                 -                 -                 -             1,716

CONTRIBUTIONS RECEIVABLE:
     Employee                                157,003            37,193            83,043            17,507            50,870
     Employer                                 92,700            18,776            48,374            11,626            33,514

RECEIVABLES - OTHER                           28,758             5,860            17,721             3,224            31,670


NET ASSETS AVAILABLE FOR BENEFITS        $12,301,969        $2,643,684        $7,530,297        $1,187,226        $5,048,248
                                         ===========        ==========        ==========        ==========        ==========


                                            Windsor           Bond             Index             Loan
                                             Fund             Fund              Fund             Fund            Total
                                          ----------        --------          --------        ----------       -----------
               ASSETS
               ------
INVESTMENTS, at market value,
    (cost of $31,456,863):
     Registered investment company
          shares                          $2,153,845        $464,800          $903,211                 -       $26,663,247
     Smith International, Inc.
          common stock                             -               -                 -                 -         4,930,478
     Loans Receivable
          from Participants                        -               -                 -         3,149,019         3,149,019
                                          ----------        --------          --------        ----------       -----------
                                           2,153,845         464,800           903,211         3,149,019        34,742,744

CASH                                               -               -                 -                 -             1,716

CONTRIBUTIONS RECEIVABLE:
     Employee                                 44,717           9,008            19,357                 -           418,698
     Employer                                 17,634           4,062             8,395                 -           235,081

RECEIVABLES - OTHER                            4,098             799             1,660                 -            93,790


NET ASSETS AVAILABLE FOR BENEFITS         $2,220,294        $478,669          $932,623        $3,149,019       $35,492,029
                                          ==========        ========          ========        ==========       ===========

              CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                             Money                                        International        Smith
                                             Market          PRIMECAP       Wellington        Growth           Stock
                                              Fund             Fund            Fund            Fund            Fund
                                           -----------      ----------      ----------    -------------     ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                     $12,301,969      $2,643,684      $7,530,297      $1,187,226      $5,048,248
                                           -----------      ----------      ----------      ----------      ----------
     PLAN ADDITIONS:
     Investment income:
          Interest                             371,314               -               -               -               -
          Dividends                                  -         118,053         540,452          14,878               -
     Net realized gain on investments                -          36,299          67,672          50,568         752,947

     Net unrealized appreciation
       (depreciation) of investments                 -         342,716         429,519         480,995        (206,704)

     Contributions:
          Employee                           1,064,803         315,859         660,456         119,718         312,231
          Employer                             697,137         260,329         604,551         117,938         320,772
                                           -----------      ----------      ----------      ----------      ----------
                                             2,133,254       1,073,256       2,302,650         784,097       1,179,246
                                           -----------      ----------      ----------      ----------      ----------
     PLAN DEDUCTIONS:
     Withdrawals                             2,247,613         223,947         733,632         207,477         258,823
                                           -----------      ----------      ----------      ----------      ----------
INTER-FUND TRANSFERS:
  Increase (decrease)                         (268,428)        113,104         227,121         140,456      (1,534,256)
                                           -----------      ----------      ----------      ----------      ----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                           $11,919,182      $3,606,097      $9,326,436      $1,904,302      $4,434,415
                                           ===========      ==========      ==========      ==========      ==========


                                             Windsor            Bond           Index           Loan
                                               Fund             Fund           Fund            Fund           Total
                                            ----------        --------      ----------      ----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                      $2,220,294        $478,669      $  932,623      $3,149,019     $35,492,029
                                            ----------        --------      ----------      ----------     -----------
     PLAN ADDITIONS:
     Investment income:
          Interest                                   -          64,893               -         251,837         688,044
          Dividends                            290,287               -          27,250               -         990,920
     Net realized gain on investments           51,273          12,512          16,883               -         988,154

     Net unrealized appreciation
       (depreciation) of investments           151,790           7,653          51,583               -       1,257,552

     Contributions:
          Employee                             368,554          71,760         135,988               -       3,049,369
          Employer                             242,366          52,272          96,615               -       2,391,980
                                            ----------        --------      ----------      ----------     -----------
                                             1,104,270         209,090         328,319         251,837       9,366,019
                                            ----------        --------      ----------      ----------     -----------
     PLAN DEDUCTIONS:
     Withdrawals                               369,272          53,669         282,863         423,021       4,800,317
                                            ----------        --------      ----------      ----------     -----------
INTER-FUND TRANSFERS:
  Increase (decrease)                          726,659         122,398          43,821         429,125               -
                                            ----------        --------      ----------      ----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                            $3,681,951        $756,488      $1,021,900      $3,406,960     $40,057,731
                                            ==========        ========      ==========      ==========     ===========

                                                                      SCHEDULE I
               SMITH INTERNATIONAL, INC. 401 (k) RETIREMENT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1993


                                                                            Number of Shares
        Identity                                                                   or                                   Current
        of Issue                            Description                     Principal Amount         Cost                Value
- - -------------------------       ---------------------------------           ----------------      ----------          ----------
Smith International, Inc.(1)    Common stock                                     488,465         $ 5,096,738         $ 4,274,477

Vanguard Group of
Investment Companies(1)         Vanguard Money Market Fund                    11,786,201          11,786,201          11,786,201

Vanguard Group of
Investment Companies(1)         Vanguard PRIMECAP Fund                           188,454           2,791,980           3,471,330

Vanguard Group of
Investment Companies(1)         Vanguard Wellington Fund                         442,923           8,034,339           9,035,633

Vanguard Group of
Investment Companies(1)         Vanguard International Growth Fund               137,080           1,469,616           1,851,949

Vanguard Group of
Investment Companies(1)         Vanguard Windsor Fund                            255,983           3,366,224           3,560,721

Vanguard Group of
Investment Companies(1)         Vanguard Bond Fund                                79,381             716,411             731,889

Vanguard Group of
Investment Companies(1)         Vanguard Index Fund                               22,177             871,152             972,009

Smith International, Inc.       Loans Receivable from Participants                                 3,406,960           3,406,960
  401 (k) Retirement Plan(1)    (Highest and lowest interest rates                               -----------         -----------
                                 are 12.5% and 7.0%)
                                                                                                  37,539,621          39,091,169
                                                                                                 ===========         ===========

(1) Identified party in interest

           The foregoing notes are an integral part of this schedule.

                                                                     SCHEDULE II

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                               DECEMBER 31, 1993


                                                                                Number of
                                                                                Shares or
                Identity of                                                     Principal       Purchase      Selling
               Party Involved                   Description of Assets             Amount          Price        Price
  ------------------------------------     -----------------------------        ---------      ----------    ----------
  Smith International, Inc.                Common Stock
                                              Purchases (144)                     707,767      $6,659,760
                                              Sales (179)                         793,774                    $7,867,286

  Vanguard Group of Investment Companies   Registered investment
                                             company shares:
                                               Vanguard Wellington Fund
                                                 Purchases (141)                  149,687       3,018,724
                                                 Sales (161)                       92,002                     1,861,440

  Vanguard Group of Investment Companies         Vanguard Windsor Fund
                                                   Purchases (151)                159,850       2,231,716
                                                   Sales (82)                      72,928                     1,027,902

  Vanguard Group of Investment Companies         Vanguard Money Market Fund
                                                    Purchases (219)             9,037,284       9,037,284
                                                    Sales (208)                 9,274,590                     9,274,590

  Vanguard Group of Investment Companies         Vanguard PRIMECAP Fund
                                                    Purchases (105)                66,464       1,160,591
                                                    Sales (119)                    37,481                       650,131

  Vanguard Group of Investment Companies         Vanguard Bond Fund
                                                    Purchases (99)                107,831       1,020,316
                                                    Sales (46)                     80,911                       773,393


                                                                                                Current Value        Net
                Identity of                                                                      of Asset on         Gain
               Party Involved                   Description of Assets             Cost         Transaction Date     (Loss)
  ------------------------------------     -----------------------------       ----------      ----------------    --------
  Smith International, Inc.                Common Stock
                                              Purchases (144)                                      $6,659,760
                                              Sales (179)                      $7,404,552          $7,867,286      $462,734

  Vanguard Group of Investment Companies   Registered investment
                                             company shares:
                                               Vanguard Wellington Fund
                                                 Purchases (141)                                    3,018,724
                                                 Sales (161)                    1,716,485           1,861,440       144,955

  Vanguard Group of Investment Companies         Vanguard Windsor Fund
                                                   Purchases (151)                                  2,231,716
                                                   Sales (82)                     967,093           1,027,902        60,809

  Vanguard Group of Investment Companies         Vanguard Money Market Fund
                                                    Purchases (219)
                                                    Sales (208)                 9,274,590           9,037,284
                                                                                                    9,274,590             -
  Vanguard Group of Investment Companies         Vanguard PRIMECAP Fund
                                                    Purchases (105)                                 1,160,591
                                                    Sales (119)                   552,970             650,131        97,161

  Vanguard Group of Investment Companies         Vanguard Bond Fund
                                                    Purchases (99)                                  1,020,316
                                                    Sales (46)                    757,812             773,393        15,581


NOTE: This schedule is a listing of investment transacitons which exceed 5 percent of the Plan assets as of the beginning of the Plan year.


           The foregoing notes are an integral part of this schedule.

                                   SIGNATURES





         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:   June 28, 1994
                                            SMITH INTERNATIONAL, INC.
                                            401(k) RETIREMENT PLAN

                                            By:  Administrative Committee for
                                                 the Smith International, Inc.
                                                 Retirement Plan


                                                 By: /s/ JOE SIZEMORE
                                                     Joe Sizemore, Chairman


                                                 By: /s/ VIVIAN M. CLINE
                                                     Vivian M. Cline, Member